Exhibit 1

Rio de Janeiro, April 16th, 2018

B3 S.A. – Brasil, Bolsa, Balcão (São Paulo Stock Exchange)

To:       Ms. Ana Lúcia da Costa Pereira

Superintendence of Corporate Monitoring and Offers of Securities of Variable Income

c.c.:

CVM – Comissão de Valores Mobiliários (Brazilian Securities Exchange Commission)

To:       Mr. Fernando Soares Vieira – Superintendent of Corporate Relations

Mr. Francisco José Bastos Santos – Superintendent of Market and Intermediary Relations

Re.: Official Letter 689/2018-SAE

Request of clarification regarding news published in the press

Dear Sirs,

Regarding the Official Letter 689/2018 – SAE sent by B3 S.A. – Brasil, Bolsa, Balcão (“Official Letter”), which requests that Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”) clarify news published in the press by Broadcast agency, on April 13, 2018, titled “Oi/Teles: We have complied with all the deadlines and we expect to anticipate steps of the judicial reorganization,” as transcribed below,  and the Company hereby clarifies as follows:

“April 13th, 2018

689/2018-SAE

OI S.A. – In Judicial Reorganization

To Carlos Augusto Machado Pereira de Almeida Brandão

Rua Humberto de Campos, 425 – 8º andar

Rio de Janeiro - CEP 22430-190

Estado do Rio de Janeiro                                                                                                                    www.oi.com.br

Investor Relations Officer

Re.: Request of clarification regarding news published in the press

Dear Sirs,

The news released by Broadcast agency, on April 13, 2018, titled “Oi/Teles: We have complied with all the deadlines and we expect to anticipate steps of the judicial reorganization” states, among other information, that:

1.                  After the conversion of liabilities into shares, the debt will decrease from R$65 billion to R$19 billion;

2.                  Oi will be worth around R$15 billion (compared to R$2.6 billion as of the closing of the last trading day).

We request clarifications on the abovementioned items by April 16, 2018, with or without your confirmation, as well as other information deemed important.”

The Company clarifies that the Footnote No. 29 to its audited financial statements for the years ended December 31st, 2017 and 2016 and January 1st, 2016 (Subsequent Events), sub-item “Estimated Effect of the JRP,” contains a detailed description of the estimates of (1) the amount of credits allocated by option as of June 20, 2016, and (2) the fair value of the restructured credits with an outstanding amount of R$67,751 million and R$18,949 million, respectively. Said footnote contains detailed information regarding the effects of the judicial reorganization plan (“Plan”), as estimated by the management in the Company’s financial statements, which were filed with the CVM by means of the Empresas.NET System and disclosed to the market on April 12th, 2018.

The reference to an estimated value of the Company as a result of the expected effects of the Plan was based on a perception of the average of independent evaluations prepared by market analysts who follow the Company.

The Company makes itself available for any further clarifications.

Regards,

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

Rua Humberto de Campos, 425 – 8º andar

Rio de Janeiro - CEP 22430-190

Estado do Rio de Janeiro                                                                                                                    www.oi.com.br